Exhibit 99.1

Dragon Victory International Limited Completes the First Day of Trading on NASDAQ with LYL Shares Closing at $13.67

Up 128 percent in NASDAQ Debut After IPO Underwritten by Boustead Securities

HANGZHOU, China, October 20, 2017 -- Dragon Victory International Limited (NASDAQ: LYL or the “Company”), a company that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today commenced trading on The NASDAQ Capital Market under the ticker symbol “LYL”. Shares climbed to $13.67 after opening at $7.39, rising as much as 128%, in its NASDAQ debut.

Boustead Securities, LLC ("Boustead") acted as the lead underwriter and Network 1 Financial Securities, Inc. acted as co-underwriter, completing the initial public offering ("IPO") of 1,421,394 of LYL's ordinary shares at a price of $6.00 per share for a total of $8,528,363 in gross proceeds to the Company before underwriting discounts, commissions and offering expenses, on September 15, 2017.

Dan McClory, Head of Equity Capital Markets at Boustead Securities, LLC, the Lead Underwriter in the LYL IPO, stated, “It truly is an exceptional milestone for Dragon Victory to become one of the first crowdfunding portals in the world to list on a national securities exchange such as NASDAQ. Boustead Securities congratulates Dragon Victory, Chairman Han, the entire LYL executive team and the Company’s investors, for this pioneering achievement,” McClory continued.

Mr. Yu Han, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “We are very excited with our first trading performance. Our team has worked diligently to list on the NASDAQ Stock Exchange, which is an important milestone in the evolution of Dragon Victory.  We believe that the combination of our differentiated, integrated crowdfunding model and strong balance sheet, coupled with trading on the well-regarded NASDAQ, will serve our current and future investors well."

A registration statement relating to the shares and the underlying securities was declared effective by the Securities and Exchange Commission (the "SEC") on July 28, 2017.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under securities laws of any such state or jurisdiction.

For further information on the Company's SEC filings please visit: www.sec.gov

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast growing reward-based crowdfunding platform. The online reward-based crowdfunding platform, 5etou, at www.5etou.cn and designed to enable small and medium sized companies, start-up companies and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform. More information is available at www.dvintinc.com.

About Boustead Securities, LLC

Boustead Securities, LLC ("Boustead") is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead's core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead's team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit http://www.boustead1828.com/

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Fred Gu, Chief Financial Officer
Email: gxh@dvintinc.com

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333

Boustead Securities, LLC Contact
Dan McClory, Head of Equity Capital Markets and China
Email: dan@boustead1828.com
Phone: +1-949-502-4408